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                                    FINANCIAL
                                   PROTECTION


                                  PRESS RELEASE

                                                                   April 7, 2006

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               AXA ANNOUNCES HAVING RECEIVED A BINDING OFFER FROM
                    STONE POINT CAPITAL FOR AXA RE'S BUSINESS

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In the context of a strategic review regarding the future of its reinsurance activity, AXA announces the receipt of a binding offer for the business of AXA RE from Paris Re Holdings Limited. Paris Re Holdings Limited is a newly-created company sponsored by a consortium of international investors led by Trident III, L.P., a fund managed by Stone Point Capital LLC, and in which AXA would take participation between 5% and 10%. Other lead investors include Hellman & Friedman, Vestar Capital Partners, Crestview Capital Partners, ABN Amro and New Mountain Capital.

Under the terms of the offer, the business of AXA RE would be ceded in 2007 to Paris Re Holdings, with the risks attached to the 2006 claims experience of ceded business also accruing to Paris Re Holdings. Underwriting and claims for 2006 and prior years would continue to be managed by AXA. AXA would guarantee the reserves pertaining to losses incurred on or before December 31, 2005.

In recognition of the success of the business model implemented by AXA RE since 2003, Paris Re Holdings plans to pursue the current strategy of AXA RE under the leadership of Hans Peter Gerhardt. Paris Re Holdings also plans to rely on the expertise of AXA RE employees to carry forward this strategy.


If AXA were to accept this offer, the consideration for the proposed transaction would be approximately Euro 120 million(1) above net assets transferred to Paris Re Holdings. Capital release would not be expected before 2007.


AXA has agreed to a period of exclusivity with Stone Point Capital, and intends to respond to this binding offer following consultation with the relevant workers' councils.

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(1) Gross of tax and as of 12/31/05

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About AXA

AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 1,064 billion in assets under management as of December 31, 2005. For full year 2005, IFRS revenues amounted to Euro 72 billion and IFRS underlying earnings amounted to Euro 3,258 million. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

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     This press release is available on the AXA Group web site: www.axa.com

AXA Investor Relations:                    AXA Media Relations:
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Matthieu Andre:         +33.1.40.75.46.85  Christophe Dufraux: +33.1.40.75.46.74
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Sophie Bourlanges:      +33.1.40.75.56.07  Mary Taylor:        +1.212.314.5845
Emmanuel Touzeau:       +33.1.40.75.49.05
Kevin Molloy:           +1.212.314.2893



IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents, economic and market developments, regulatory actions and developments, litigations and other proceedings. Please refer to AXA's Annual Report on Form 20-F and AXA's Document de Reference for the year ended December 31, 2004, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.







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